UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAVMED INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

70423R 110

(CUSIP Number of Common Stock Underlying Warrants)

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165
Telephone: (212) 949-4319

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
New York, New York 10174
Telephone: (212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(1)(2)
$28,427,503.05	$3,539.22

(1)	Estimated for purposes of calculating the amount of the filing fee only for an offer to exercise warrants to purchase an aggregate of 10,567,845 shares of common stock (the “Offer to Exercise”), representing warrants issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO, each with an exercise price of $5.00 per share (collectively, the “Series W Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $2.69 per share of common stock, which represents the average of the high and low sales price of the common stock on January 5, 2018, as reported by the Nasdaq Capital Market.

(2)	Calculated by multiplying the transaction value by 0.0001245.

[X]          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,539.22	Filing Party: PAVmed Inc.
Form or Registration Number: Schedule TO	Date Filed: January 11, 2018

[  ]          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, this “Schedule TO”) originally filed by PAVmed Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on January 11, 2018, in connection with the Company’s offer to the holders of outstanding warrants to purchase 10,567,845 shares of the Company’s common stock issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO, each with an exercise price of $5.00 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Series W Warrants”), the opportunity to exercise the Series W Warrants at a temporarily reduced exercise price of $2.00 per share of common stock, upon the terms and subject to the conditions set forth in the Offer to Exercise Warrants to Purchase Common Stock, dated January 11, 2018 and filed as Exhibit (a)(1)(B) to this Schedule TO (the “Original Offer to Exercise”), as supplemented by the Supplement to Offer to Exercise Warrants to Purchase Common Stock, dated January 26, 2018 and filed as Exhibit (a)(1)(H) to this Schedule TO (the “Supplement,” and the Original Offer to Exercise, as supplement by the Supplement, the “Offer to Exercise”).

Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Exercise, as supplemented by the Supplement, and the related Election to Participate and Exercise Series W Warrants remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Exercise, as supplemented by the Supplement, and the related Election to Participate and Exercise Series W Warrants, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

ITEMS 1 TO 11.

To the extent the information disclosed under these Items of the Schedule TO was incorporated by reference from the Original Offer to Exercise, such information is amended and supplemented to the extent set forth in the Supplement. In addition, the information set forth under these Items of the Schedule TO is hereby amended and supplemented as follows:

1.	The second paragraph under Item 2(b) is amended and restated as follows:

“As of January 25, 2018, the Company had: (i) 17,201,052 shares of common stock outstanding; (ii) 301,416 shares of issuable upon conversion of the Company’s Series A convertible preferred stock (“Series A Preferred Stock”), (iii) 268,001 shares of issuable upon exercise of the Company’s Series A Warrants, each to purchase one share of common stock, (iv) 357,259 shares issuable upon conversion of the Company’s Series A-1 convertible preferred stock (“Series A-1 Preferred Stock”), (v) 279,837 shares issuable upon exercise of the Company’s Series A-1 Warrants, each to purchase one share of common stock, (vi) 10,567,845 shares issuable upon exercise of the Company’s Series W Warrants, (vii) 1,473,640 shares issuable upon exercise of the Company’s Series S Warrants, each to purchase one share of common stock, (viii) 106,000 shares issuable upon exercise of the unit purchase option granted to the selling agents in the Company’s IPO, and (ix) 1,936,924 shares issuable upon exercise of the Company’s outstanding employee stock options. In addition, (w) each Series A Warrant is exchangeable for four Series X Warrants, each to purchase one share of common stock, (x) each Series A-1 Warrant is exchangeable for either five Series W Warrants or four Series X-1 Warrants, each to purchase one share of common stock, (y) dividends on the Series A Preferred Stock may be paid in additional shares of Series A Preferred Stock or in shares of our common stock, and (z) 1,515,011 shares are reserved for issuance under the Company’s 2014 Long-Term Incentive Equity Plan, excluding the shares underlying the outstanding employee stock option awards issued under such plan.”

2.	The last paragraph under Item 3(a) is amended and restated as follows:

“Pavilion Venture Partners LLC, an entity controlled by Dr. Aklog, beneficially owns approximately 34.4% of the Company’s outstanding common stock. HCFP/Capital Partners III LLC, an entity controlled by Dr. Aklog and Mr. Greenspan, beneficially owns approximately 24.7% of the Company’s outstanding common stock.”

3.	The following bullet point is hereby added to the end of the list under Item 6(c):

“●	On January 19, 2018, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dawson James Securities, Inc., as the sole underwriter (the “Underwriter”), relating to the sale to the public of 2,415,278 shares of the Company’s common stock on a firm commitment underwritten basis (the “Offering”). The shares were offered to the public at a price of $1.80 per share. The Underwriter was entitled to purchase the shares at a discount of $0.144 per share, representing 8% of the public offering price. The Company also granted to the Underwriter a 45-day option to purchase up to 362,292 additional shares solely to cover overallotments, if any. On January 23, 2018, the Company consummated the Offering. On January 25, 2018, the Company closed on the sale of an additional 234,540 shares subject to the overallotment option. The Underwriter may exercise the overallotment option as to the remaining 127,752 shares on or prior to March 5, 2018. After deducting underwriting discounts and estimated expenses payable by the Company associated with the Offering, the net proceeds to the Company were approximately $4.3 million. The Company expects the net proceeds will be approximately $4.5 million, if the remaining portion of the overallotment option is exercised in full.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(1)(H)	Supplement to Offer to Exercise

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 26, 2018
PAVMED INC.

	By:	/s/ Lishan Aklog, M.D.
	Name:	Lishan Aklog, M.D.
	Title:	Chairman and Chief Executive Officer